Exhibit 11. Computation of per share earnings

The following table sets forth the computation of basic and diluted earnings per common share for Hudson Valley Holding Corp. for each of the years indicated:

	Year Ended December 31,
	2008	2007	2006
	(000’s except share data)

Numerator:
Net income available to common shareholders for basic and diluted earnings per share	$30,877	$34,483	$34,059
Denominator:
Denominator for basic earnings per common share — weighted average shares(1)	10,881,761	10,767,920	10,832,709
Effect of diluted securities:
Stock options(1)	368,326	431,743	348,027

Denominator for diluted earnings per common share — diluted weighted average shares(1)	11,250,087	11,199,663	11,180,736

Basic earnings per common share(1)	$2.84	$3.20	$3.14
Diluted earnings per common share(1)	2.74	3.08	3.05

(1)	Adjusted for the effects of the 10 percent stock dividends in 2008 and 2007.